

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

Via E-Mail
Timothy J. Neher
President
Accelerated Acquisition XVII, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **Re:** **Accelerated Acquisition XVII, Inc.**
> **Amendment No. 3 to Form 10**
> **Filed January 25, 2012**
> **File No. 000-54549**

Dear Mr. Neher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Potential Target Companies, page 5

1.   Please tell us why you removed the disclosure on page 6 regarding your affiliates entering into transactions with companies that had no revenue and profits at the time of the transaction and continue to have no revenue or profits. See comment 1 in our letter to you dated December 6, 2011. In this regard, if your previous disclosure remains true for most, but not all, of your affiliates' shell company transactions, please revise as appropriate to provide investors balanced information regarding your affiliates' experience.

Conflicts of Interest, page 26

2.   We note your revised disclosure and your response to our prior comment 5. However, we note your reference in the risk factor, "Conflicts of interest between the Company and

its officer…" on page 8, to Mr. Neher's fiduciary duties to the registrant. Please tell us how your revised disclosure on page 26 does not contradict this risk factor disclosure. Additionally, please revise to expand your disclosure to address the last three sentences of our prior comment 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief